Exhibit 99.2

J B S E N DS 1 Q 24 WITH R $6.4 B ILLI O N IN EB IT D A AN D N E T PROFIT OF R$1. 6 B ILLION São Paulo, May 14, 2024 – JBS S.A - (B3: JBSS3; OTCQX: JBSAY), announces today its 1Q24 results. The comments made herein are in Brazilian Reais, in accordance with international accounting standards (IFRS), unless otherwise specified. E AR N IN G S Release JBS ( JB S S 3) Pr i c e o n 05 . 14 . 2024 R$25.15 Ma rk e t C a p . o n 05 . 14 . 2024 R $ 5 5 . 8 B i l l i o n T ot a l S ha res : 2,218,116,370 IR C on t a c t Gu i l he rme C aval c a n t i C h r i s t i a n e A ss i s P e dro Bu e n o F e l i pe Br i n do V i t o r F i g u e i ra A ma n da Har umi r i _ i r @j b s. com. b r 1 Q 2 4 HI G HLIG H TS ( BRL) N et Sa l e s : R $89 . 1 bn ( + 3 % y / y ) Adj u ste d EBIT D A : R $6 . 4 bn ( + 197 % y / y ) Adjusted EBITDA Margin: 7.2% (+4.7 p.p. y/y) N et pr o fi t : R $1 . 6 bn O PERATI O N A L AN D F INA N C IAL H IGH LIG H TS JBS B E E F N O RT H A M ER I C A Ne t Sal e s : R $27 . 6 b n ( + 1 % y / y ) Adjust e d EB I T D A : - R $49 mn EB I T D A Ma r g i n : - 0 . 2% ( - 0 . 6 p . p . y / y ) JBS AUSTRA L IA Net S al es : R $7 . 2 bn ( - 1 % y / y) Adjust e d EB I T D A : R $614 mn EB I T D A Ma r g i n : 8 . 6% ( + 8 . 8 p . p . y / y ) JBS US A P O RK Ne t Sal e s : R $9 . 5 b n ( + 0 . 7 % y / y ) Adjust e d EB I T D A : R $1 . 6 b n ( + 570 % y / y ) EB I T D A Ma r g i n : 1 6 . 4% ( + 13 . 9 p . p . y / y ) PPC Ne t Sa l e s : R $21 . 6 b n ( - 0 . 2 % y / y ) Adjust e d EB I T D A : R $2 . 5 b n ( + 78 % y / y ) EB I T D A Ma r g i n : 11 . 5% ( + 5 . 0 p . p . y / y ) SEARA Net Sal e s : R $10 . 3 bn ( - 0 . 1 % y / y ) Adjust e d EB I T D A : R $1 . 2 b i ( + 711 % y / y ) EB I T D A Ma r g i n : 11 . 6% ( + 10 . 1 p . p . y / y ) JBS B RA S IL Ne t Sa l e s : R $14 . 2 b n ( + 17 % y / y ) Adjust e d EB I T D A : R $643 m n ( + 117 % y / y ) EB I T D A Ma r g i n : 4 . 5% ( + 2 . 1 p . p . y / y ) • JBS announced that it will invest R $ 150 million to double its production at the Campo Grande unit, in Mato Grosso do Sul, transforming it into the largest beef plant in Latin America and one of JBS's three largest worldwide . • The Company announced an investment of US $ 50 million to improve quality and productivity at its beef plant in Dinmore, Australia . C O NS O LID ATED

MESSAGE FROM T H E C EO G i l b e rto To m a zo n i , G l ob a l C EO J B S 2 JBS’ solid first quarter results reinforce that we are on the path to recovery as indicated in previous periods . In this first quarter of 2024 , we added nearly 2 percentage points to our consolidated EBITDA margin compared to the fourth quarter of 2023 , and almost 5 points compared to the first quarter of 2023 , achieving a margin of 7 . 2 % for the period . As a result of improvements implemented throughout 2023 , Seara stands out in the quarter . A focus on operational excellence is reflected in significant business margin improvement -- jumping from 6 . 4 % in the fourth quarter of 2023 to 11 . 6 % in the first quarter of 2024 . The closing of some operational gaps, the normalization of grain costs, and the growth in volume in the domestic market reinforce promising prospects for Seara this year . We maintain our focus on identifying consumer preferences and capturing operational opportunities . The focus on key customers, brand growth, and consolidation of the business in Europe, along with the pursuit of operational excellence, are reflected in Pilgrim’s strong performance . Business margins saw a significant increase, jumping from 6 . 5 % in the first quarter of 2023 to 11 . 5 % in the first quarter of 2024 . US Pork's margin similarly increased from 2 . 5 % to 16 . 4 % over the same period . Both the poultry and pork businesses are benefiting from the reduction of grain prices, as well as the rebalancing of supply and demand . The strength of our results once again highlights the importance of our geographical and protein diversification . In a traditionally weaker quarter for the global protein industry, the beef businesses in Brazil and Australia captured cattle cycle highs in both countries, while US Beef continues to experience weaker margins due to where we are in the region’s cattle cycle and seasonal conditions, as previously noted . We achieved Net Profit of US $ 332 . 3 million for the period, with Net Revenue of US $ 18 billion and adjusted EBITDA of US $ 1 . 3 billion . Our priority remains deleveraging : the leverage ratio decreased from 4 . 42 in dollars in the fourth quarter of 2023 to 3 . 66 in dollars in the first quarter of 2024 . The results from this quarter emphasize our confidence in JBS's long - term strategy, focused on expanding our global multiprotein platform and consolidating our portfolio of strong brands and value - added products . In this regard, we have made various investments over the past few years that will begin to yield results . In Brazil, we will open a new in natura pork plant and a prepared foods plant this year at the Dourados industrial complex in Mato Grosso do Sul . We also announced in April that we will double the capacity of our Campo Grande beef facility in the same state -- one of the recently approved China export facilities . In Jeddah, Saudi Arabia, we are finalizing our third halal value - added products facility . And in San Sebastián, Spain, we will begin operations at the Bio Tech Foods cultivated protein plant . We remain focused on what we can control, to become increasingly competitive in each market where we operate . For this reason, we have an absolute focus on our operations, cost management, productivity increases, portfolio optimization, and price -- regardless of geography and economic fluctuations . We are confident that the strength of our platform, combined with our financial performance, and our commitment to excellence and innovation, will allow JBS to continue its growth trajectory, generating value for our stakeholders and the communities in which we operate .

CONSOLIDATED HIGHLIGHTS 1Q24


86,684
89,147
1Q23
1Q24

NET REVENUE

R$89.1Bn

ADJUSTED EBITDA

R$6.4Bn


7.2%
2.5%
6,429
2,162
1Q23
1Q24

NET RESULTS

R$1.6Bn


1,646
1Q23
1Q24
-1,453

FREE CASH FLOW

-R$3.1Bn


-3,097
-6,668
1Q23
1Q24

JBS

Note: graphs in millions.

3

NET R E V E N U E A DJUS T E D EBITDA In 1Q24, JBS recorded a consolidated net revenue of R$89.1 billion, which represents an increase of 3% compared to 1Q23. During the period, around 76% of JBS' global sales were in the domestic markets in which the C o m p a ny o p e r a t e s a nd 24 % w ere e xpo r t s . In the last 12 months, net revenue reached R$366.3 billion (US$74.2 billion). In 1 Q 24 , adjusted EBITDA reached R $ 6 . 4 billion, a growth of 197 % y/y, while the EBITDA margin reached 7 . 2% , an increase of 470 basis points compared to the previous year . 1 Q 23 was marked by a period of many challenges, imbalance between supply and demand, persistent inflation in several regions, high input costs, among others . In addition to the strength of the Company's global platform, over the past year several actions were implemented, focusing on people and operational excellence . Thus, the 1 Q 24 results prove the recovery of results in all business units, with the exception of JBS Beef North America, which is facing a challenging cattle cycle . In the last 12 months, adjusted EBITDA reached R $ 21 . 4 billion (U $ 4 . 3 billion), with an adjusted EBITDA margin of 5 . 8% . CO N SOLID A T ED HI G HLIG HT S ∆ % ∆ % R$ 3 1Q2 4 vs 1Q2 3 2.8% % NR 100.0% R$ 86,683.7 1Q2 4 vs 4Q2 3 - 7.5% % NR 100.0% R$ 96,340.7 % NR 100.0% R$ 89,147.1 R$ M i llion N e t R e v en u e - 2.0 - 91.2% (79,069.6) - 9.1% - 88.5% (85,246.0) - 86.9% (77,466.5) C o st o f Goo d s S o l d 8.8% 7,614.2 5.3% 11.5% 11,094.8 13.1% 11,680.6 Gro s s P rofit (5,775. - 8.4% - 6.2% (5,977.2) - 6.1% (5,473.6) Se lli n g Ex pe n s e s - 23.8% - 3.6% (3,440.0) - 2.9% (2,619.9) G e n e r al a n d Ad m . Ex pe n s e s - 1.8% (1,686.9) - 1.9% (1,727.3) Ne t Fi n a n c i al In c o m e ( e x pe n s e ) (1.5) 0.0% (32.4) E q u i ty i n e a r n i n gs o f s u b s i d i a ri e s 0.0% (6.4) Ot h e r In c o m e ( e x pe n s e ) 2. 1,821.0 P rofit ( lo ss ) b e fore t ax e s I n c o m e a n d s o c i al c on t ri b u t i o n ta x e s M i no ri ty i n t e r e st N e t I n c o m e (L o ss ) A d j us t e d E BIT D A E ar n i 1 Q 2 4 4 Q 2 3 1 Q 2 3 L T M 1 Q 2 4 ∆ % 1Q23 ∆ % 4Q23 1Q24 R $ M illio n - (1,429.5) - 207.9 1,807.1 Net income for the period (including minority interest) 11.1% 1,554.1 2.4% 1,686.9 1,727.3 F i n a n c i al i n co m e ( e x p e ns e), n et - (719.4) - (120.1) 13.8 C urr e n t a n d d eferred i n co m e ta x es 4.0% 2,592.8 - 5.7% 2,859.5 2,696.9 D e p rec i at i on a n d a m ort i z at i on - (14.4) - 1.5 32.4 E q u i ty i n s u b s i d i ar i es - 1,983.6 35.4% 4,635.7 6,277.6 ( = ) E B I T D A - (67.8) - 99.7% 71.3 0.2 Ot h er i n co m e / e x p e ns es 49.6% 53.0 - 36.7 79.3 Reestructuring - 108.2 - 26.9 0.0 A ss et Im p a i r m e n t - 67.3% 71.2 - 92.2% 298.7 23.2 A n t i trust A g ree m e n ts - 14.2 38.3% 35.1 48.5 D o n at i o n s a n d s oc i al p ro j ects 197.3% 2,162.4 25.9% 5,104.4 6,428.8 ( = ) A d j u s t e d E B I T D A L T M 1 Q 2 4 2,507.5 6,921.2 64.3 10,829.5 (0.8) 20,321.7 189.6 287.3 27.0 462.3 121.1 21,412.6 * Value Net of PIS/COFINS 4

CONSOLIDATED RESULTS 1Q24

NET FINANCIAL RESULT

In 1Q24, net debt financial expense was R$1.4 billion, corresponding to US$273 million.

R$ Million	1Q24	4Q23	Δ%	1Q23	Δ%	LTM 1T24
Exchange rate variation	385.8	(226.0)	-	280.2	37.7%	400.2
Fair value adjustments on derivatives	(376.9)	690.7	-	(76.5)	-	111.0
Interest expense[1]	(2,078.8)	(2,409.5)	-13.7%	(2,052.6)	1.3%	(8,673.3)
Interest income[1]	447.4	503.6	-11.2%	351.3	27.4%	1,723.7
Taxes, contribution, fees and others	(104.8)	(245.6)	-57.3%	(56.4)	85.7%	(482.7)
Finance income (expense)	**(1,727.3)**	**(1,686.9)**	**2.4%**	**(1,554.1)**	**11.1%**	**(6,921.2)**
Interest expenses from loans and financings	(1,489.4)	(1,627.8)	-8.5%	(1,457.9)	2.2%	(5,919.8)
Interest income from investments	137.6	218.1	-36.9%	90.7	51.6%	572.5
Net debt financial expense[1]	**(1,351.8)**	**(1,409.7)**	**-4.1%**	**(1,367.2)**	**-1.1%**	**(5,347.4)**

[1]Includes interest expense on loans and financing included under passive interest, and interest on financial investments included under active interest.

NET RESULT

In1Q24, JBS recorded a net profit of R$1.6 billion.

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 1Q24, cash flow from operating activities was R$122 million, versus a negative cash flow from operating activities of R$3 billion in 1Q23, this evolution is explained by the improvement in operational performance in almost all business units. Free cash flow, after adding property, plant and equipment, interest paid and received, and leasing was negative at R$3.1 billion, an improvement of 54% compared to the same period of the previous year.

It is worth mentioning that the first quarter of the year has, seasonally, the characteristic of consuming cash, due to the concentration of payments from cattle and hog suppliers, and restocking of inventories.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES

In1Q24, the total value of cash flow from JBS' investment activities was R$1.4 billion, with the main investment being the addition of fixed assets (CAPEX).

JBS

5

N E T D E B T BRIDGE Net Debt for the 1 Q 24 ended at US $ 15 . 9 billion, an increase of US $ 569 million compared to 4 Q 23 , a number in line with the quarter's cash consumption, given the seasonality for this period of the year . The cash from operating activities was mainly offset by : (i) Capex in the amount of US $ 284 million ; (ii) payment of net interest in the amount of US $ 260 million ; and (iii) US $ 106 million from commercial leasing . CONSOLI D A T E D R E S U LTS JBS ended the quarter with R $ 17 . 3 billion in cash and US $ 3 . 3 billion available in revolving credit lines, without collateral, of which US $ 2 . 9 billion at JBS USA and US $ 450 million at JBS Brasil, equivalent to R $ 16 . 6 billion, at the closing exchange rate for the period . Thus, the Company's total availability is R $ 33 . 9 billion . INDEBTEDNESS At the end of quarter, net debt was US $ 15 . 9 billion (R $ 79 . 3 billion), a decrease of approximately US $ 539 million when compared to the end of 1 Q 23 . JBS ended the quarter with its leverage in reais at 3 . 70 x and in dollars at 3 . 66 x . (US$ million ) 3.66x 4.42x *Considering acquisitions, Cash Margin, non - cash items and Others. 6 (1,298)

CONSOLIDATED RESULTS 1Q24

INDEBTEDNESS

Debt Amortization Schedule (US$ Million)[1]

Average Term
11.1 yrs

Average Cost
5.78% a.a.


6.785
450
2,868
3,467
763
20
15
1,085
1,099
706
1,804
1,890
2,912
2,997
2,109
208
427
2,413
883
Cash and Equivalents
Short Term
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036 to 2038
2052
2053
Cash and Equivalents
Revolving credit facilities USD 2.9 bn in the US
Revolving credit facilities USD 450 mn in Brazil

CURRENCY & COST BREAKDOWN


USD[2]
86.6%
5.09% p.a.
BRL
13.4%
10.17% p.a.

SOURCE BREAKDOWN


Bonds
86%
Banks
3%
CRA
11%

[1] Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil
[2] Includes debts in other currencies, such as Euros and Canadian Dollars

7

B U S I N E SS U N ITS – IF RS R$ B U S I N E SS U NIT S – U SG A A P U S$ BU S INE S S UNITS L T M 1 Q 2 4 ∆ % 1Q23 ∆ % 4Q23 1Q24 Million N e t R e v e nue 23,617.7 6.0% 5,266.4 - 11.0% 6,272.9 5,581.1 JBS Beef North America US$ 6,260.7 3.7% 1,394.7 - 16.4% 1,730.1 1,446.4 JBS Australia US$ 7,816.0 5.7% 1,808.1 - 9.1% 2,102.2 1,910.3 JBS USA Pork US$ 17,558.5 4.7% 4,165.6 - 3.7% 4,528.3 4,361.9 Pilgrim's Pride US$ A d j u s t e d E B I T D A 46.8 - - 23.2 - - 141.2 11.4 JBS Beef North America US$ 537.4 - 18.5 - 23.2% 172.1 132.2 JBS Australia US$ 561.2 - 66.4 - 17.4% 188.3 155.6 JBS USA Pork US$ 1,254.1 - 151.9 20.2% 309.5 371.9 Pilgrim's Pride US$ A d j u s t e d E B I T D A M a r g i n 0.2% 0 . 6 p . p . - 0.4% 2 . 5 p . p . - 2.3% 0.2% JBS Beef North America % 8.6% 7 . 8 p . p . 1.3% - 0 . 8 p . p . 9.9% 9.1% JBS Australia % 7.2% 4 . 5 p . p . 3.7% - 0 . 8 p . p . 9.0% 8.1% JBS USA Pork % 7.1% 4 . 9 p . p . 3.6% 1 . 7 p . p . 6.8% 8.5% Pilgrim's Pride % 8 L T M 1 Q 2 4 ∆ % 1Q23 ∆ % 4Q23 1Q24 Million N e t R e v e nue 41.288,2 - 0,1% 10.329,6 - 1,3% 10.452,5 10.317,5 Seara R$ 57.566,6 16,7% 12.199,6 - 4,5% 14.904,9 14.234,3 JBS Brazil R$ 116.540,3 1,0% 27.356,8 - 11,0% 31.072,8 27.643,0 JBS Beef North America R$ 30.893,2 - 1,1% 7.244,9 - 16,4% 8.570,0 7.163,8 JBS Australia R$ 38.563,8 0,7% 9.392,6 - 9,1% 10.413,5 9.461,9 JBS USA Pork R$ 86.574,2 - 0,2% 21.620,6 - 3,7% 22.412,5 21.585,6 Pilgrim's Pride R$ 4.018,9 - 35,8% 1.270,4 - 34,5% 1.244,6 815,5 Others R$ - 9.165,3 - - 2.730,9 - - 2.730,1 - 2.074,5 Eliminations R$ 366.279,9 2,8% 86.683,7 - 7,5% 96.340,7 89.147,1 Total R$ A d j u s t e d E B I T DA 2.848,7 - 147,0 77,8% 670,4 1.192,0 Seara R$ 2.677,4 - 296,6 - 26,4% 874,0 643,3 JBS Brazil R$ 399,1 - 115,8 - - 488,5 - 48,6 JBS Beef North America R$ 2.873,0 - - 17,7 - 30,5% 883,9 614,0 JBS Australia R$ 3.925,6 - 231,7 60,5% 966,7 1.551,7 JBS USA Pork R$ 8.723,8 77,7% 1.395,8 13,2% 2.190,6 2.479,7 Pilgrim's Pride R$ - 21,8 - - 3,8 - 99,4% 11,1 0,1 Others R$ - 13,2 - - 3,0 - - 3,8 - 3,4 Eliminations R$ 21.412,6 - 2.162,4 25,9% 5.104,4 6.428,8 Total R$ A d j u s t e d E B I T DA Ma r g i n 6,9% 10 , 1 p . p . 1,4% 5 , 1 p . p . 6,4% 11,6% Seara % 4,7% 2 , 1 p . p . 2,4% - 1 , 3 p . p . 5,9% 4,5% JBS Brazil % 0,3% - 0 , 6 p . p . 0,4% 1 , 4 p . p . - 1,6% - 0,2% JBS Beef North America % 9,3% 8 , 8 p . p . - 0,2% - 1 , 7 p . p . 10,3% 8,6% JBS Australia % 10,2% 13 , 9 p . p . 2,5% 7 , 1 p . p . 9,3% 16,4% JBS USA Pork % 10,1% 5 , 0 p . p . 6,5% 1 , 7 p . p . 9,8% 11,5% Pilgrim's Pride % - 0,5% 0 , 3 p . p . - 0,3% - 0 , 9 p . p . 0,9% 0,0% Others % 5,8% 4 , 7 p . p . 2,5% 1 , 9 p . p . 5,3% 7,2% Total %

In 1 Q 24 , Seara recorded a net revenue of R $ 10 . 3 billion, remaining stable in relation to the same period of the previous year, given that both prices and volumes also remained stable in the annual comparison . The significant increase of 10 percentage points in the EBITDA margin in 1 Q 24 in relation to 1 Q 23 is a consequence of the various actions implemented over the last year, which resulted in better operational indicators, in addition to lower grain costs, better balance of supply demand, and of the ramp up process of new plants . Sales in the domestic market, which accounted for half of the unit's revenue in 1 Q 24 , totaled R $ 5 . 2 billion, 0 . 5 % higher than 1 Q 23 , given increases in volumes by 3 . 5% , and prices 2 . 9 % below in relation to 1 Q 23 . Despite being a seasonally weaker quarter in Brazil, the Company continued with its strategy of strengthening the Seara brand, obtaining good results in household penetration and repurchases . In the export market, net revenue in dollars reached US $ 1 billion, representing an increase of 4 % compared to 1 Q 23 , driven by a 7 % growth in average prices in dollars, as volumes were 3 % lower in the annual comparison . In the quarter, the price increase is the result of a better balance in supply and demand for chicken in the international market . As mentioned in the last earnings release, the results for 2023 were below expectations . With the problems identified, focus on people management as well as discipline in executing the action plan to capture opportunities, it was already possible to return to double - digit profitability in a seasonally weaker quarter - despite the results presented still being below potential . Therefore, the outlook for 2024 at Seara remains positive . S E A R A BU S INE S S UNITS 9

BUSINESS UNITS 1Q24

JBS BRASIL

IFRS - R$ Million	1Q24		4Q23		Δ%	1Q23		Δ%	LTM 1Q24	
	R$	% NR	R$	% NR	QoQ	R$	% NR	YoY	R$	% NR
Net Revenue	**14,234.3**	***100.0%***	**14,904.9**	***100.0%***	**-4.5%**	**12,199.6**	***100.0%***	**16.7%**	**57,566.6**	***100.0%***
Cost of Goods Sold	(12,189.2)	-86%	(12,302.9)	-83%	-0.9%	(10,604.2)	-87%	14.9%	(48,585.5)	-84%
Gross Profit	2,045.2	14%	2,602.0	17%	-21.4%	1,595.4	13%	28.2%	8,981.0	16%
Adjusted EBITDA	**643.3**	***4.5%***	**874.0**	***5.9%***	**-26.4%**	**296.6**	***2.4%***	**-**	**2,677.4**	***4.7%***

In 1Q24, JBS Brasil recorded net revenue of R$14.2 billion (+17% y/y), the increase is a consequence of higher volumes sold.

In the domestic market, revenue in the in natura beef category grew 11% y/y in 1Q24, as a result of the higher volumes sold in the period. This growth is mainly attributed to the favorable cattle cycle, resulting in greater availability of animals for processing. During the period, the Company maintained its focus on commercial execution, increasing and improving the level of service with partners in the Friboi+ program, bringing the Friboi and Swift brands closer to consumers and improving the supply of products with greater added value.

In the export market, in natura beef revenue grew by 60% y/y in 1Q24, as a result of strong volume growth in the period. In 1Q23, the self-embargo on beef exports to China following the confirmation of an atypical case of bovine spongiform encephalopathy (BSE) negatively impacted prices and volumes. Thus, the annual comparison ended up benefiting from the resumption of exports to the Chinese market. It is worth noting that in 1Q24 the Company obtained another 10 new licenses to export beef to China, totaling 18 plants.

EBITDA totaled R$643 million, with an EBITDA margin of 4.5% in 1Q24. It is worth mentioning that the profitability of this business also benefited from a lower price of purchasing cattle. According to data published by CEPEA-ESALQ, the price of live cattle during the quarter was approximately R$240/at (-16% y/y).

Friboi Swift



Note: On March 1, 2020, through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos. Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment.

JBS
10

J B S B EE F N O RT H A M E R ICA BU S INE S S UNITS In IFRS and reais, net revenue in 1 Q 24 was R $ 27 . 6 billion, an increase of 1 % compared to 1 Q 23 , with a negative adjusted EBITDA of R $ 48 . 6 million and a negative EBITDA margin of 0 . 2% . These results include the impact of the 5 % appreciation in the average exchange rate, which went from R $ 5 . 19 in 1 Q 23 to R $ 4 . 95 in 1 Q 24 . In US GAAP and US $ , net revenue was US $ 5 . 6 billion in 1 Q 24 , an increase of 6 % compared to 1 Q 23 and adjusted EBITDA was US $ 11 . 4 million, with a margin of 0 . 2% . In the quarter, beef margins in North America continued to be pressured by the cattle cycle, especially in a seasonally weaker quarter . According to data released by the USDA, live cattle prices remained at high levels, growing 12 % y/y in 1 Q 24 . Therefore, as the price of cattle represents approximately 85 % of the cost of the product sold, and the growth in costs was higher than the growth in the cutout (+ 8 % y/y), profitability came under pressure in the period . In the 1 Q 24 , US beef export sales rose 6 % y/y, according to the USDA, due to price increases mainly to Asian countries . The top 3 US destinations continue to be South Korea, China and Japan . In the first quarter of last year, we faced several internal challenges, in addition to the turnaround in the cattle cycle in the USA, which negatively impacted the number of animals available for slaughter . Thus, throughout 2023 , several actions were taken to improve profitability, such as adjustments in the commercial department, implementation of projects aimed at operational improvement, optimization of the product mix, among other initiatives . All of these implemented actions will be fundamental to face a year that will continue to be challenging . ¹The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different inventory accounting criteria: in IFRS, inventories are accounted for at average cost, while in US GAAP they are Net Revenue 5,581.1 100.0% 6,272.9 100.0% - 11.0% Cost of Goods Sold (5,539.0) - 99% (6 ,369.6) 1 G ro s s P ro f i t 42 . 1 A d j u s t e d E B I T Adjusted ∆ % 1Q23 ∆ % 4Q23 1Q24 % NR US$ QoQ % NR US$ % NR US$ US G AAP ¹ - US$ M illi o n L T M marked to market. Volume and price calculations do not consider the impact of acquisitions. 11

J B S A U ST R A L IA BU S INE S S UNITS Considering the results in IFRS and Reais, net revenue for 1 Q 24 was R $ 7 . 2 billion ( - 1 % y/y) . Adjusted EBITDA was R $ 614 million for 1 Q 24 , with an EBITDA margin of 8 . 6% . These results include the impact of the 5 % appreciation in the average exchange rate, which went from R $ 5 . 19 in 1 Q 23 to R $ 4 . 95 in 1 Q 24 . In USGAAP and US $ , net revenue was US $ 1 . 4 billion (+ 4 % y/y) for 1 Q 24 , with 11 % increase in volumes sold, but partially offset by lower average prices . Adjusted EBITDA was US $ 132 . 2 million for 1 Q 24 , with an EBITDA margin of 9 . 1% . Sales in the beef business grew 18 % compared to 1 Q 23 , due to the growth in volumes in both the domestic and export markets . The improvement in EBITDA margin is a reflection of lower cattle prices, given the greater availability of animals due to the more favorable cycle . According to MLA (Meat & Livestock Australia), the price of cattle in Australia fell 22 % y/y in 1 Q 24 . In 1 Q 24 , the aquaculture business recorded a decrease in net revenue due to lower volumes sold, as the warmer summer and water temperatures impacted the volumes harvested . Net revenue from the pork business remained stable compared to the same period last year . However, the improvement in profitability is the result of gains in operational efficiency . Primo, the prepared foods unit, recorded an increase in average prices in the quarter, offset by lower volumes sold, but recorded an increase in EBITDA margin compared to the same period last year, despite continued inflationary pressures . ¹The difference in JBS Australia's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological assets, in IFRS they are marked to market, while in USGAAP they are at average cost. Volume and price calculations do not consider the impact of acquisitions. 12

BUSINESS UNITS 1Q24

JBS USA PORK

IFRS - R$ Million	1Q24 R$	1Q24 % NR	4Q23 R$	4Q23 % NR	Δ% QoQ	1Q23 R$	1Q23 % NR	Δ% YoY	LTM 1Q24 R$	LTM 1Q24 % NR
Net Revenue	**9,461.9**	***100.0%***	**10,413.5**	***100.0%***	**-9.1%**	**9,392.6**	***100.0%***	**0.7%**	**38,563.8**	***100.0%***
Cost of Goods Sold	(7,374.6)	-78%	(8,890.0)	-85%	-17.0%	(8,497.3)	-90%	-13.2%	(32,461.2)	-84%
Gross Profit	2,087.3	22%	1,523.5	15%	37.0%	895.3	10%	-	6,102.7	16%
Adjusted EBITDA	**1,551.7**	***16.4%***	**966.7**	***9.3%***	**60.5%**	**231.7**	***2.5%***	**-**	**3,925.6**	***10.2%***

USGAAP[1] - US$ Million	1Q24 US$	1Q24 % NR	4Q23 US$	4Q23 % NR	Δ% QoQ	1Q23 US$	1Q23 % NR	Δ% YoY	LTM 1Q24 US$	LTM 1Q24 % NR
Net Revenue	**1,910.3**	***100.0%***	**2,102.2**	***100.0%***	**-9.1%**	**1,808.1**	***100.0%***	**5.7%**	**7,816.0**	***100.0%***
Cost of Goods Sold	(1,737.9)	-91%	(1,916.4)	-91%	-9.3%	(1,730.0)	-96%	0.5%	(7,245.3)	-93%
Gross Profit	172.4	9%	185.8	9%	-7.2%	78.1	4%	-	570.7	7%
Adjusted EBIT	**110.1**	***5.8%***	**135.5**	***6.4%***	**-18.7%**	**30.7**	***1.7%***	**-**	**386.6**	***4.9%***
Adjusted EBITDA	**155.6**	***8.1%***	**188.3**	***9.0%***	**-17.4%**	**66.4**	***3.7%***	**-**	**561.2**	***7.2%***

In IFRS and reais, in 1Q24, net revenue was R$9.5 billion, an increase of 0.7% compared to 1Q23 and adjusted EBITDA was R$1.6 billion, with a margin of 16.4%. These results include the impact of the 5% appreciation in the average exchange rate, which went from R$5.19 in 1Q23 to R$4.95 in 1Q24.

In USGAAP and US$, net revenue was US$1.9 billion, an increase of 6% compared to 1Q23, due to the 8% increase in average prices. Adjusted EBITDA totaled US$155.6 million in 1Q24, with a margin of 8.1%. The main difference this quarter between EBITDA in USGAAP and IFRS was due to the impact of accounting biological assets at market value in IFRS and average cost in USGAAP.

In the domestic market, 1Q24 was marked by growth in average wholesale prices (cutout), a reflection of greater demand resulting from the shift in consumption from beef to pork due to the increase in the price of beef in the United States. In the international market, USDA data for the year indicates an increase in pork exports by 11%, especially to Mexico, South Korea and Colombia.

In addition to the improvement in commercial dynamics, profitability in the quarter was positively impacted by: (i) lower average grain costs in 1Q24 (-34% y/y); (ii) reduction in the average lean hog price in 1Q24 (-14% y/y); and (iii) continuous efforts aimed at expanding the value-added portfolio, in addition to improving commercial, operational and logistical execution.





[1]The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria. In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost. Volume and price calculations do not consider the impact of acquisitions.

13

P I L GRI M’S P R I D E C O R P O R A TIO N BU S INE S S UNITS ¹The difference in EBITDA between PPC's IFRS and USGAAP results, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1 Q 19 and different criteria for accounting for the amortization of parent birds : in IFRS, the amortization of the asset biological, due to its longer term nature, is considered an expense subject to adjustment in EBITDA, while in USGAAP the amortization of biological assets is recorded in Considering the results in IFRS and Reais, PPC presented net revenue of R $ 21 . 6 billion in 1 Q 24 , stable compared to the same period of the previous year, and adjusted EBITDA of R $ 2 . 5 billion, with an EBITDA margin of 11 . 5% . These results include the impact of the 5 % appreciation in the average exchange rate, which went from R $ 5 . 19 in 1 Q 23 to R $ 4 . 95 in 1 Q 24 . In US GAAP and US $ , PPC's net revenue in 1 Q 24 was US $ 4 . 4 billion, 5 % higher than 1 Q 23 , and adjusted EBITDA was US $ 371 . 9 million with a margin of 8 . 5% . The first quarter was benefitted by the strategy already implemented, allowing the Company to grow ahead of the market together with key customers . Similarly, the portfolio of branded products continued to expand and contribute to the diversification of the portfolio . These efforts, combined with the intense focus on operational excellence, resulted in increased profitability in the period . In the United States, in 1 Q 24 , profitability continued to improve, mainly due to greater operational efficiencies in chicken cuts used as raw material (Big Bird), the improvement in industry fundamentals and the continuous increase in partnerships with key customers . Furthermore, the prepared products category has also evolved, with significant growth in both the retail and food service channels, further expanding the offer of branded value - added products . During the quarter, the improvement in results in Mexico is explained by the balance of supply demand in in natura products, an increase in partnerships with key customers and a greater offer of branded products . In Europe, still facing a challenging macroeconomic scenario, the good results are a consequence of the optimization of assets in the region, from industrial facilities to support activities . Furthermore, all efforts to increase partnerships with key customers, increasing portfolio diversification through branded products and operational excellence also contribute to solidifying results in the region . L T M 1 Q 2 4 ∆ % 1Q23 ∆ % 4Q23 1Q24 % NR R$ YoY % NR R$ QoQ % NR R$ % NR R$ I F RS - R$ Mi lli on 100.0% 86,574.2 - 0.2% 100.0% 21,620.6 - 3.7% 100.0% 22,412.5 100.0% 21,585.6 N e t R e v e nue - 87% (75,611.0) - 5.0% - 91% (19,620.0) - 5.0% - 88% (19,623.7) - 86% (18,635.7) C o s t of G oo d s So l d 13% 10,963.2 47.5% 9% 2,000.6 5.8% 12% 2,788.8 14% 2,949.9 G ro s s P rof i t 10.1% 8,723.8 77.7% 6.5% 1,395.8 13.2% 9.8% 2,190.6 11.5% 2,479.7 A d j u st e d E B I T D A t h e Cost of Prod u c t So l d a n d is n ot ad ju s te d in EBIT D A . 14

147 420 566 670 1,192 1 . 4% 5.5% 4.1% 6.4% 11.6% 1Q23 2Q23 3Q23 4Q23 1Q24 19 130 104 172 132 1 . 3% 8.6% 6.6% 9.9% 9.1% 1Q23 2Q23 3Q23 4Q23 1Q24 12 . 2 14 . 0 14.4 14.9 14.2 1Q23 2Q23 3Q23 4Q23 1Q24 Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a n d % EBI TD A J B S B r a s il ( I F R S - R $) 10.3 10.3 10.2 10.5 10.3 1Q23 2Q23 3Q23 4Q23 1Q24 Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a n d % EBI TD A S e a r a ( I FR S - R $) 152 249 324 310 372 3.6% 5.8% 7.4% 6.8% 8.5% 1Q23 2Q23 3Q23 4Q23 1Q24 4 . 2 4 . 3 4 . 4 4 . 5 4.4 1Q23 2Q23 3Q23 4Q23 1Q24 Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a n d % EBI TD A P il g ri m' s P ri d e ( U S G AA P - U S $) Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a nd % EBI TD A JBS U S A P ork ( U S G AA P - U S $) 66 27 190 188 156 3.7% 1.5% 9.4% 9.0% 8.1% 1Q23 2Q23 3Q23 4Q23 1Q24 1 . 8 1 . 8 2 . 0 2 . 1 1.9 1Q23 2Q23 3Q23 4Q23 1Q24 Ne t Rev e n ue ( b il l i on s ) EBI TD A ( millio n s ) a n d % EBI TD A 1 . 4 1 . 5 1 . 6 1 . 7 1.4 1Q23 2Q23 3Q23 4Q23 1Q24 JBS A u st r a li a ( U S G AA P - U S $) 83 93 - 141 - 23 11 1.4% - 0.4% 1.6% - 2.3% 0.2% 1Q23 2Q23 3Q23 4Q23 1Q24 Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a n d % EBI TD A 1 Q 23 2 Q 23 3 Q 23 4 Q 23 1 Q 24 5 . 3 5 . 8 6 . 0 6 . 3 5.6 JBS B ee f N ort h A m e ri c a ( U S G AA P - U S $) 297 676 484 874 643 2.4% 4.8% 3.4% 5.9% 4.5% 1Q23 2Q23 3Q23 4Q23 1Q24 BU S INE S S UNITS 86 . 7 89 . 4 91 . 4 96. 3 89.1 1Q23 2Q23 3Q23 4Q23 1Q24 2.5% 5,409 5,104 6,429 4,470 2,162 5.0% 5.9% 5.3% 7.2% 1Q23 2Q23 3Q23 4Q23 1Q24 C o n s o lidat ed ( I F R S - R $) Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a n d % EBI TD A 15

ATTACHED TABLES AND GRAPHICS

GRAPHIC 1 | **JBS EXPORTS IN 1Q24 AND 1Q23**



1Q24
US$ 4.5 Billion
Great China¹ 21.7%
Africa & Middle East 16.3%
USA 13.7%
South Korea 8.7%
Japan 7.9%
Mexico 6.3%
Others 25.4%
+16.3%
1Q23
US$ 3.9 Billion
Great China¹ 21.6%
USA 13.7%
Africa & Middle East 13.0%
E.U. 8.9%
Japan 8.9%
South Korea 8.2%
Others 25.7%

Note 1 Considers China and Hong Kong

TABLE 1 | **CAPEX**

R$ Million	1Q24 R$	1Q24 % CAPEX	4Q23 R$	4Q23 % CAPEX	Δ% QoQ	1Q23 R$	1Q23 % CAPEX	Δ% YoY	LTM 1Q24 R$	LTM 1Q24 % CAPEX
Total Capex	**1,407.3**	***100.0%***	**1,990.9**	***100.0%***	**-29.3%**	**1,718.3**	***100.0%***	**-18.1%**	**7,181.4**	***100.0%***
Expansion	634.2	45%	887.5	45%	-28.5%	946.7	55%	-33.0%	3,349.8	47%
Maintenance	773.1	55%	1,103.3	55%	-29.9%	771.5	45%	0.2%	3,831.6	53%

TABLE 2 | **COGS BREAKDOWN**

1Q24 (%)	Consolidated	JBS Brazil	Seara	JBS Beef North America	JBS Australia	JBS USA Pork	PPC
Raw material (livestock)	74.2%	87.1%	66.5%	84.8%	73.5%	68.6%	51.0%
Processing (including ingredients and packaging)	16.6%	7.5%	21.0%	12.3%	8.9%	15.0%	32.0%
Labor Cost	9.2%	5.4%	12.5%	2.9%	17.6%	16.5%	17.0%

16

FINANCIAL STATEMENTS 1Q24

Balance Sheet
In million of Brazilian Reais - R$

	Consolidated	
Current Assets	**03/31/24**	**12/31/23**
Cash and cash equivalents	16,477	22,122
Margin cash	845	641
Trade accounts receivable	16,680	16,416
Inventories	26,204	24,697
Biological assets	8,587	8,289
Recoverable taxes	4,458	4,450
Derivative assets	216	425
Other current assets	1,638	1,565
TOTAL CURRENT ASSETS	**75,105**	**78,605**
Non-Current Assets	**03/31/24**	**12/31/23**
Recoverable taxes	8,734	8,445
Biological assets	2,583	2,573
Related party receivables	583	574
Deferred income taxes	3,747	3,751
Derivative assets	255	397
Other non-current assets	1,625	1,545
	17,527	**17,285**
Investments in equity-accounted investees	230	274
Property, plant and equipment	63,511	62,541
Right of use asset	8,437	8,258
Intangible assets	9,635	9,613
Goodwill	29,876	29,556
TOTAL NON-CURRENT ASSETS	**129,215**	**127,527**
TOTAL ASSETS	**204,321**	**206,132**

17

FINANCIAL STATEMENTS 1Q24

Balance Sheet
In million of Brazilian Reais - R$

	Consolidated	
Current Liabilities	**03/31/24**	**12/31/23**
Trade accounts payable	22,964	25,451
Supply chain finance	4,714	4,590
Loans and financing	3,814	4,316
Income taxes	527	403
Other taxes payable	687	697
Payroll and social charges	6,042	6,280
Lease liabilities	1,733	1,707
Dividends payable	2	2
Provisions for legal proceedings	1,009	956
Derivative liabilities	457	698
Other current liabilities	2,683	2,813
TOTAL CURRENT LIABILITIES	**44,632**	**47,914**

Non-Current Liabilities	**03/31/24**	**12/31/23**
Loans and financing	92,777	92,505
Income and other taxes payable	452	457
Payroll and social charges	2,307	2,375
Lease liabilities	7,379	7,207
Deferred income taxes	6,622	6,585
Provision for legal proceedings	1,520	1,530
Other non-current liabilities	543	561
TOTAL NON-CURRENT LIABILITIES	**111,601**	**111,220**

Equity	**03/31/24**	**12/31/23**
Share capital - common shares	23,576	23,576
Capital reserve	(754)	(774)
Other reserves	29	31
Profit reserves	15,380	15,380
Accumulated other comprehensive income	4,327	5,138
Retained earnings	1,647	-
Attributable to company shareholders	**44,205**	**43,351**
Attributable to non-controlling interest	**3,882**	**3,647**
TOTAL EQUITY	**48,087**	**46,998**
TOTAL LIABILITIES AND EQUITY	**204,321**	**206,132**

JBS
18

FINANCIAL STATEMENTS 1Q24

INCOME STATEMENT

Statements of income for the three month period ended March 31, 2023 and 2024

In million of Brazilian Reais - R$	Consolidated	
	1Q24	1Q23
NET REVENUE	**89,147**	**86,684**
Cost of sales	(77,466)	(79,070)
GROSS PROFIT	**11,681**	**7,614**
Selling expenses	(5,474)	(5,775)
General and administrative expenses	(2,620)	(2,671)
Other expenses	(111)	(203)
Other income	105	426
NET OPERATING EXPENSES	**(8,100)**	**(8,223)**
OPERATING PROFIT (LOSS)	**3,581**	**(609)**
Finance income	833	631
Finance expense	(2,561)	(2,186)
NET FINANCE EXPENSE	**(1,727)**	**(1,554)**
Share of profit of equity-accounted investees, net of tax	(32)	14
PROFIT (LOSS) BEFORE TAXES	**1,821**	**(2,149)**
Current income taxes	(19)	(35)
Deferred income taxes	5	754
TOTAL INCOME TAXES	**(14)**	**719**
NET INCOME (LOSS)	**1,807**	**(1,430)**
ATTRIBUTABLE TO:		
Company shareholders	1,646	(1,453)
Non-controlling interest	161	23
	1,807	**(1,430)**
Basic and diluted earnings (loss) per share - common shares (R$)	**0.74**	**(0.65)**

JBS

19

FINANCIAL STATEMENTS 1Q24

CASH FLOW STATEMENT

In million of Brazilian Reais - R$	Consolidated	
Cash flow	**1Q24**	**1Q23**
Net Income (loss)	**1,807**	**(1,430)**
Adjustments for:		
Depreciation and amortization	2,697	2,593
Expected Credit Losses	23	23
Share of profit of equity-accounted investees	32	(14)
Gain (loss) on sales of assets	(26)	(56)
Tax expense	14	(719)
Net finance expense	1,727	1,554
Share-based compensation	24	8
Provisions for legal proceedings	71	108
Impairment of Goodwill and property, plant and equipment	-	108
Net realizable value inventory adjustments	(44)	(10)
Fair value adjustment of biological assets	(574)	453
DOJ (Department of Justice) and antitrust agreements	23	71
	5,773	**2,688**
Changes in assets and liabilities:		
Trade accounts receivable	232	1,041
Inventories	(1,092)	(592)
Recoverable taxes	(327)	(390)
Other current and non-current assets	(335)	194
Biological assets	(313)	(695)
Trade accounts payable and supply chain finance	(3,129)	(4,765)
Taxes paid in installments	(63)	(66)
Other current and non-current liabilities	(485)	(405)
Income taxes paid	(139)	(55)
DOJ and Antitrust agreements payment	(0)	-
Changes in operating assets and liabilities	**(5,652)**	**(5,731)**
Cash provided by operating activitiess	**122**	**(3,043)**
Interest paid	(1,622)	(1,642)
Interest received	334	285
Net cash flows provided by operating activities	**(1,166)**	**(4,399)**
Cash flow from investing activities		
Purchases of property, plant and equipment	(1,407)	(1,718)
Purchases and disposals of intangible assets	(12)	(10)
Proceeds from sale of property, plant and equipment	59	72
Acquisitions, net of cash acquired	(7)	5
Dividends received	15	8
Related party transactions	1	1
Others	-	8
Cash used in investing activities	**(1,351)**	**(1,635)**
Cash flows from financing activities		
Proceeds from loans and financing	349	5,128
Payments of loans and financing	(3,312)	(2,572)
Payments of leasing contracts	(524)	(550)
Derivative instruments received (settled)	(37)	90
Dividends paid to non-controlling interest	(4)	(12)
Margin cash	65	38
Cash provided (used in) financing activities	**(3,463)**	**2,121**
Effect of exchange rate changes on cash and cash equivalents	**335**	**(305)**
Net change in cash and cash equivalents	(5,645)	(4,217)
Cash and cash equivalents at the beggining of period	22,122	13,182
Cash and cash equivalents at the end of period	**16,477**	**8,965**

JBS 20

D I SC L A I MER We make statements about future events that are subject to risks and uncertainties . Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access . Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers . Disclaimers with respect to forward - looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe,“ "may," "will," "continue," “expects,“ "predicts," "intends," "plans," "estimates," or similar expressions . Forward - looking statements and information are not guarantees of performance . They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur . Future results and shareholder value creation may differ materially from those expressed or implied by the forward - looking statements . Many of the factors that will determine these results and values are beyond our ability to control or predict . 21